Birmingham Utilities, Inc.

                                 Annual Report

                                      2000

Company Profile

The Company is in the business of collecting and distributing water for domestic, commercial and industrial uses and fire protection in Ansonia, Derby and in small parts of the contiguous Town of Seymour, Connecticut. On February 1, 2001, the Company maintained a workforce of 20 full-time employees, none of whom are affiliated with any union.

Sources of Supply
Wells:

         Located in Derby and Seymour with a safe daily yield of 3.0 million gallons per day (MGD).Interconnections:
         Two interconnections with the South Central Regional Water Authority at the border of Orange and Derby (the "Grassy Hill Interconnection") and near the border of Seymour and Ansonia (the "Woodbridge Interconnection"). Annual purchases of water contracted at a minimum of 600 million gallons a year. Safe daily yield of Interconnection - 5.0 MGD.

Emergency Supply:
         Beaver Lake Reservoir System - 2.2 MGD surface water supply. Customer Base and Demand 9,062 customers, 94% residential and commercial Water delivered in 2000 - 1.25 Billion Gallons Average daily demand - 3.4 MGD.

Maximum daily demand in 2000 - 4.54 MGD.

Total safe daily yield - 8.0 MGD.

Regulation

The Company is subject to the jurisdiction of the following agencies:

         Connecticut Department of Public Utility Control (DPUC)
                  Matters related to ratemaking, financing, accounting, disposal of property, issuance of long-term debt and securities and other operational matters.

         Connecticut Department of Public Health (DPH)
                  Water quality, sources of supply and use of watershed land.

         Connecticut Department of Environmental Protection (DEP)
                  Water quality, pollution abatement, diversion of water from streams and rivers, safety of dams and location, construction and alteration of certain water facilities.

The Company is also subject to regulation of its water quality under the Federal Safe Drinking Water Act ("SDWA"). The United States Environmental Protection Agency has granted to the DPH the primary enforcement responsibility in Connecticut under the SDWA. The DPH has established regulations containing maximum limits on contaminants, which have or may have an adverse effect on health.

Chairwoman's Letter

The year 2000 was an extremely busy year for your Company and its management team.

Your Company's pursuit to dispose of its excess properties continued throughout the year 2000, with finalization of those agreements taking place in February 2001, for the sale of 892 acres of excess water company lands. As a result of those efforts, your Company will realize gross revenues of $9.8 million in 2001. Completion of these transactions is expected by the end of the second quarter in 2001. These sales will continue the transformation of your Company and will allow your Company the flexibility to explore strategic opportunities in the market place.

As reported in 1999, the Company entered into two separate agreements, which provided for the sale of 570 acres of land in Ansonia and Seymour for $6,050,000 and the second provided for the sale of 43 acres in Ansonia for $200,000. Both agreements were contingent upon the availability of public funding. I am pleased to report that in October of 2000, the Company did sell the 43-acre parcel to the City of Ansonia for $200,000. This property was added to Ansonia's nature center and will be preserved as open space. In February of 2001, the Company also reached agreement with the Connecticut Department of Environmental Protection for the sale of the 570-acre parcel. The sales price will be $5,500,000 of which $250,000 will be contributed by the City of Ansonia. The Company will request that the Department of Public Utility Control reopen the approved docket in this land sale matter, to adjust the sale price from the approved price of $6,050,000 to $5,500,000 and to provide that the public entity owner of the land will be the DEP. The reduction in the sales price, and the gain realized, is expected to be minimized through the availability of additional tax credits and a reduction in a service fee attributed to the sale.

In March of 2000, your Company executed a purchase and sale agreement with Toll Brothers, Inc. ("Toll Bros.") for the sale of 322 acres of property, consisting of two parcels of 245 and 77 acres in Seymour, Connecticut. The Company's application to the DPUC for this sale was approved in November of 2000. The DPUC approved a minimum sales price of $4,270,000, however, the final sales price is expected to be $4,338,000, which is based on the number of (developable) units allowed for the properties. In February of 2001, the Connecticut Department of Environmental Protection notified the Company and the DPUC of the DEP's intent to acquire the same 322 acres in accordance with Section 16-50d of the Connecticut General Statutes. The DEP notified the Company it would match the Toll Bros. offer.

The Company was surprised by the DEP's action, as the DEP was not a participant in the proceeding before the DPUC in 2000 and had not previously stated its intent to purchase the property. The DEP's intent is to close on this property as noted previously, by the end of the second quarter. The Company has filed a letter with the DPUC to reopen the Docket in this matter to determine the legal rights, duties and privileges of the DEP and Toll Bros.

Once the Company completes the sale of the 892 acres in 2001, it will then have sold approximately 1900 acres since 1995. With the exception of 59 acres, which was sold to the City of Ansonia for its new High School, all of the properties will remain as open space. Although the Company did intend to sell the 322-acre parcel to Toll Bros. for development, it was expected that 180 acres of that parcel would have remained as open space, subsequent to the development. The Town of Seymour's First Selectman supported the Company's sale to Toll Bros. and was disappointed that the State DEP exercised its right to purchase the property.

The issue of permanent preservation of open space, specifically water company lands, is the subject of proposed legislation in Connecticut in 2001, as is a proposed DEP transaction with another public utility in Connecticut. This includes Class I and Class II properties, which have not been considered for disposition, based on source protection value and the associated regulatory restrictions. The Company currently owns and maintains approximately 1400 acres of Class I and Class II properties. The Company will begin discussions with our respective regulatory agencies in an attempt to develop scenarios that will return value to the Company for these Class I and Class II lands. This may include the outright transfer of ownership, the transfer of development rights or various ratemaking scenarios. The goal of each of these methods would be the permanent preservation of those properties with the use of funds being designated to improve water systems. Many believe these properties are threatened at some time in the future, due to changes in technology or the regulatory climate, whereby the elimination of the current restrictions might create an opportunity for market sale or development of those properties. The Company intends to work vigorously on this matter.

Looking toward the future, we are confident that the strategic actions we have taken will position your Company to take advantage of sound business opportunities we expect to encounter in the future. Meanwhile, we remain committed to being an efficient supplier of water and look forward to maximizing that commitment which, in turn, will provide an exceptional return on your investment.

As always, feel free to contact me at the Company.

Betsy Henley-Cohn
Chairwoman

President's Letter

Fellow Shareholders, the first year in our new century was extremely productive for the Company.

The decisions made and the results achieved in accordance with your Company's directed strategy have ensured future profitability, extraordinary financial strength for a company of this size, and the ability to deliver a high quality product for many future generations. The disposition of excess water company lands has been the driving force of your Company's financial resurgence. Although the Company did not have any land sales in 1999, and only a small sale of 43 acres in 2000, the Company's agreement made early in 2001 to dispose of almost 570 acres of land to the State of Connecticut Department of Environmental Protection ("DEP"), and the DEP's intent to purchase an additional 322 acres, for a total of $9.8 million, will allow future profitable growth, the internal generation of funds for all capital expenditures and the ability to review future strategic opportunities. These results will be achieved and will simultaneously transform an aging water system into facilities that will be a model for a medium-size company operation. This transformation began a few short years ago with the start of your Company's land sale program and will continue with the funds derived from the sales in 2001.

The financial results achieved in 2000 were solid, despite the adverse effects of the weather and the delay in the sale of the former Quillinan reservoir property, (the 570-acre parcel mentioned above).

The Company's net income in 2000 was $725,700 or $.45 per share basic as compared to $919,897 or $.59 per basic in 1999. Reduced water sales in 2000 as a result of the wet and cool summer period were in direct contrast to 1999 whereby the Company recorded strong sales due to an extended dry summer period. Your Company also incurred higher interest costs in 2000. The delay in the sale of the Quillinan property made the Company enter the short-term borrowing market to fund its 2000 capital improvement program. This short-term debt will be repaid once the property sales take place in 2001. On the positive side, the Company's sale of 42 acres of property in 2000 netted a $132,892 gain, which almost entirely offset the reduction in the amortization of prior year land sales in 2000. Operating expenses remained stable in 2000 with less than a 1% increase over 1999 levels.

This was achieved despite rising fuel and purchased water costs.

Although the financial performance was somewhat subdued in 2000, the Company's financial strength allowed for two important events to take place in 2000. First, the Company was able to increase the dividend by $.10 per share for the year, a 25% increase over the $.40 per share amount paid in 1999. The 2000 dividend represents a 67% cumulative increase over the per share amount paid in 1997. The Company was also able in 2000 to convert a $2,100,000 secured revolving note into a $5,000,000 unsecured note. This transaction allows the Company to continue its capital program during periods when land sales are not taking place. This financial flexibility allows for a capital planning process that is cost effective and efficient.

Under the direction of John "Jack" Keefe, Jr. in 2000, the Company continued to implement its long-range capital program especially the replacement of undersized water mains that are 80 years and older. In 2000, the Company replaced over 12,000 feet of this type of main and for the four-year period, beginning in 1997, that total exceeds 41,000 feet. These improvements, coupled with the Company's improvement program for the low system and the addition of a 12-inch water main crossing the Hawkins Street Bridge, have allowed for the more efficient movement of water between its sources of supply, increased flow capabilities needed for fire protection and domestic service, as well as improved water quality and service. In total, the Company has replaced or added 13 miles of new main over the last four years. Patrick Knott, Construction Foreman, should be commended for directing the Company's in-house crew on this very important program.

Long range planning has not stopped. The Company will continue its capital improvement program in 2001. In addition to routine mandated replacements, the Company expects to complete the last phase of its low system improvements, increase the pumping capacity of the Hill Street pumping station, as well as begin the planning for the construction of a one million gallon tank on the west side of Derby.

These improvements will assure that our customers have a viable and efficient water delivery system for generations to come at rates that will remain affordable.

The replacement of infrastructure has been identified as the next greatest challenge for all water utilities, especially in the Northeast. Your Company believes we are meeting that challenge, in fact, we began this process in 1995 long before other water utilities, (especially companies our size). Over the last four years we have made considerable gains in upgrading that infrastructure in the most critical and vital areas. Long-range planning will continue and we believe we will complete this task long before others in our industry. This will benefit both the shareholder through higher returns and the customer through improved service and stabilized affordable water rates.

In December of 2000, your Company's stock became listed on the American Stock Exchange under the symbol "BIW". We believe that your Company's story will be best told to investors through the use of the Exchange's state of the art technology and its trading specialists.

The Company also developed a web site in 2000. Please feel free to log on to buiweb.com to find the most current information on your Company. I would sincerely like to thank the Board of Directors for their support during the year as well as our small dedicated group of very talented employees. I thank you for your work ethic, your support and your dedication that is exhibited every day throughout the year. Your support has been critical in allowing this Company to meet its goals in a manner that exceeds industry standards.

John S. Tomac
President & Treasurer

Financial Highlights

Market For the Registrant's Common Stock and Related Security Holding Matters As of December 31, 2000, there were approximately 464 record holders of the Company's common stock. Approximately 61% of the Company's stock is held in "nominee" or "street" name. On December 14, 2000, the Company's common stock began trading on the American Stock Exchange under the new symbol of "BIW". Prior to December 14, 2000, the stock was traded on the NASDAQ-AMEX Small Cap Market. The following table sets forth the dividend record for the Company's common stock and the range of bid prices for the last two calendar years. The stock prices are based upon American Stock Exchange and NASDAQ records provided to the Company. The prices given are retail prices. The Company's Mortgage Bond Indenture under which its First Mortgage Bonds are issued contains provisions that limit the dividends the Company may pay, under certain circumstances.

                                        Bid                 Dividend
                                        ---                 --------
                               High               Low                    Paid
                               ----               ---                    ----
2000     First Quarter        $25.00           $13.875                  $.125
         Second Quarter        15.25            11.375                   .125
         Third Quarter         15.50            12.50                    .125
         Fourth Quarter        15.00            11.75                    .125

1999     First Quarter        $14.75           $10.50                   $.10
         Second Quarter        23.00            15.00                    .10
         Third Quarter         28.13            18.00                    .10
         Fourth Quarter        26.00            21.00                    .10


Selected Financial Data

Presented below is a summary of selected financial data for the years 1996 through 2000: (000's omitted except for per share data)

                                                 2000         1999          1998         1997         1996
                                                 ----         ----          ----         ----         ----
Operating Revenues                             $4,496     $  4,624      $  4,395     $  4,367     $  4,380
Income before Interest Charges                  1,126        1,368         1,170        1,112          968
Income from Land Dispositions**                   133           --         3,354          195          387
Net Income                                        726          920         3,911          668          765
Earnings Per Share-Basic*                         .45          .59          2.55          .44          .51
Earnings Per Share-Diluted*                       .44          .56          2.48          .44          .51
Cash Dividends Declared (per share)*              .50          .40           .34          .30          .25
Total Assets                                   19,958       18,281        19,519       16,491       15,568
Long Term Debt                                  4,230        4,324         4,418        5,662        5,981
Short Term Debt                                 2,330          454            94        1,524          294
Shareholder Equity                              8,277        8,147         7,648        4,097        3,841

* Reflects the 2-for-1 stock split that took place on March 18, 1999. All prior periods have been adjusted to reflect the stock split.

** See Management Discussion and Analysis, Results of Operations - Land Dispositions.

Management's Discussion and Analysis
Results of Operations

Overview
--------

The Company recorded net income of $725,700 in 2000 as compared to $919,897 in 1999 and $3,910,793 in 1998. Earnings per share, basic for 2000, 1999 and 1998 were $.45, $.59 and $2.55, respectively. The decline in net income in 2000 of $194,197 is principally a result of lower revenues, a reduction in the amortization of prior year land sales and higher interest charges. The decline in net income in 1999 from 1998 was due to the absence of land sale income in 1999. In 1998, land sales contributed $3,354,240 to net income.

Revenues
--------

Water sales in 2000 of $4,496,452 were $127,365 below water sales of $4,623,817 that were recorded in 1999. An overall 4% reduction in consumption as a result of a cool and wet summer period in 2000 was in direct contrast to the hot and dry summer period in 1999. Water sales to the Company's customers in 1999 of $4,623,817 were $228,906 higher than the revenues from water sales achieved in 1998 of $4,394,911. A 4% increase in consumption from all classes of customers as a result of an extended hot and dry summer period in 1999 accounted for this increase.

Operating Expenses
------------------

Operating expenses in 2000 of $2,434,651 are $14,697 lower than operating expenses of $2,449,348 recorded in 1999. A charge for professional fees regarding strategic planning which was recorded in 1999 did not occur in 2000. This reduction was somewhat offset by increased workers compensation insurance and increased costs related to purchased power and fuel. Operating expenses of $2,449,348 in 1999 increased $85,825 over operating expenses of $2,363,523 in 1998. A non-recurring charge for professional fees regarding strategic planning accounts for the entire variance. Cost reductions in 1999 for property, health, and workers compensation insurance as well as meter reading and collection costs are offset by increases in post retirement benefits and other shareholder expenses.

Maintenance Expenses
--------------------

Maintenance expenses of $216,121 are $32,865 higher than the level recorded in 1999 of $183,256. Meter maintenance expense and the maintenance of general plant account for this variance. Maintenance expenses of $183,256 for 1999 are $21,130 higher than maintenance expenses of $162,126 for 1998. Increased costs associated with main maintenance, service line and meter expenses have caused the increase.

Depreciation Expense
--------------------

Depreciation expense of $509,814 in 2000 exceeds depreciation expense of $501,313 in 1999 by $8,501 due to the continuation of plant additions in 2000. Depreciation expense in 1999 was $12,927 higher than 1998, also as a result of utility plant additions.

Taxes other than Income Taxes
-----------------------------

Taxes other than income taxes of $348,324 are $27,882 higher than the 1999 expense of $320,442. A change in the depreciation methodology in the City of Derby which had the effect of significantly increasing the assessed value, and an increasing amount of new plant additions throughout the Company's service territory account for this variance. Taxes other than income taxes of $320,442 in 1999 are $45,579 higher than the expense of $274,863 in 1998. Increased property taxes as a result of an increasing amount of plant additions account for this variance.

Income Taxes
------------

Income taxes from operations in 2000 of $161,341 have decreased $116,785 from the 1999 comparable period principally due to a decrease in pre-tax operating earnings. Income taxes from operations in 1999 of $278,126 have increased $67,192 over the comparable 1998 period. Income tax expense relating to increased pre-tax operating earnings of $240,081, or approximately 40%, account for this variance. The Company also incurs income tax liability for gains from land transactions, both in the year in which they occur and in the later years in which income, previously deferred in accordance with the DPUC's orders concerning the sharing of the gains between the Company's shareholders and ratepayers, is recognized by the Company. Taxes related to gains on land transactions were $91,862, $192,720, and $1,756,937 in 2000, 1999 and 1998,
respectively. There were no significant land sales in 1999. The Company's total income tax liability including both the tax on operating income and on land sale gains was $253,203 in 2000, $470,846 in 1999 and $1,967,871 in 1998.

Land Dispositions
-----------------

When the Company disposes of land, any gain recognized, net of taxes, is shared between ratepayers and shareholders based upon a formula approved by the DPUC. The impact of land dispositions is recognized in two places on the statement of income.

The statement of income reflects income from the disposition of land (net of taxes) of $132,892 in 2000, and $3,354,240 in1998, which represent the shareholders' immediate share of income from land dispositions occurring in each year. There were no significant land sales in 1999.

Land disposition income is also recognized in the financial statements as a component of operating income on the line entitled "Amortization of Deferred Income on Dispositions of Land." These amounts represent the recognition of income deferred on land dispositions, which occurred in prior years. The amortization of deferred income on land dispositions, net of tax, was $184,548, $342,960 and $153,225 for the years 2000, 1999 and 1998, respectively.

Recognition of deferred income will continue over time periods ranging from three to fifteen years, depending upon the amortization period ordered by the DPUC for each particular disposition. See Note 6 of the Financial Statements.

Other Income
------------

Other Income of $115,237 is $3,398 lower than the comparable 1999 period in which other income totaled $118,635. Decreased investment interest income in 2000 is almost entirely offset by increased AFUDC income in 2000. Other income in 1999 of $133,789 is $12,218 higher than other income of $121,571 achieved in 1998. Increased investment interest income is somewhat offset by decreased jobbing income and lower AFUDC income.

Interest Expense
----------------

Interest expense of $533,179 in 2000 is $84,993 higher than interest charges of $448,186 recorded in 1999. Interest charges relating to an increasing amount of short-term borrowing account for the increase. Borrowings in 2000 were necessary due to a delay in the Company's land sale program. Interest expense of $448,184 in 1999 is $165,138 lower than interest charges of $613,322 recorded in 1998. Interest charges relating to the Company's term loan which was repaid in the fourth quarter of 1998 and short term borrowing which has been outstanding for only three days in 1999 account for this decline.

Inflation
---------

Inflation, as measured by the Consumer Price Index, increased 2.6 percent, 1.7 percent and 1.6 percent in 2000, 1999 and 1998, respectively. The regulatory authorities allow the recovery of depreciation through revenues solely on the basis of the historical cost of plant. The replacement cost of utility plant would be significantly higher than the historical cost. While the regulatory authorities give no recognition in the ratemaking process to the current cost of replacing utility plant, the Company believes that, based on past practices, the Company will continue to be allowed to earn a return on the increased cost of their net investment when prudent replacement of facilities actually occurs.

Financial Resources
-------------------

During 2000, 1999 and 1998, the Company's water operations generated funds available for investment in utility plant and for use in financing activities, including payment of dividends on common stock, of $919,052, ($405,981) and $968,586, respectively (see Statement of Cash Flows).

Net cash provided by operating activities increased $1,325,033 from 1999 to 2000. This increase is a result of the payment of income taxes in the first quarter of 1999 for land sales that took place in the last quarter of 1998.

During the three-year period 2000, 1999 and 1998, the Company has generated sufficient funds to meet its day-to-day operational needs, including regular expenses, payment of dividends, and investment in normal plant replacements, such as new services, meters and hydrants. It expects to be able to continue to do so for the foreseeable future.

Completion of the Company's Long Term Capital Improvement Program is dependent upon the Company's ability to raise capital from external sources, including, for the purpose of this analysis, proceeds from the sale of the Company's holdings of excess land. During 2000, 1999 and 1998, the Company's additions to utility plant, net of customer advances, were $1,991,966, $1,690,055 and $1,597,247, respectively (see Statement of Cash Flows and Note 16). These additions were financed primarily from internal sources, including proceeds from land sales and increases in short-term debt.

The Company has outstanding $4,324,000 principal amount of Mortgage Bonds, due September 1, 2011, issued under its Mortgage Indenture. The Mortgage Indenture limits the issuing of additional First Mortgage Bonds and the payment of dividends. It does not, however, restrict the issuance of either long term or short-term debt, which is either unsecured or secured with liens subject to the lien of the Mortgage Indenture.

In 2000, the Company converted its $2,100,000 secured line of credit to a two-year $5,000,000 unsecured, revolving line of credit. There was a balance of $2,236,714 outstanding under the new, unsecured line of credit at December 31, 2000 and $360,000 outstanding on the secured line of credit at December 31, 1999. The interest rate on the unsecured line of credit is a variable option of 30, 60, 90 or 180-day LIBOR plus 100 basis points or prime. The Company is required to pay interest only during the revolving period. The loan is payable in full at maturity.

The Company's 2001 Capital Budget of $1,820,000 is two-tiered. The first tier consists of typical capital improvements made each year for services, hydrants, meters budgeted for $600,000 in 2001 and is expected to be financed primarily with internally generated funds.

The second tier of the 2001 Capital Budget consists of replacements and betterments which are part of the Company's Long Term Capital Improvement Program and includes $1,220,000 of budgeted plant additions. Plant additions from this part of the capital budget, in future years, may require external financing in addition to the Company's line of credit. Second tier plant additions can be, and portions of it are expected to be, deferred to future years if funds are not available for their construction.

The Company believes that by selling excess lands it can generate sufficient equity capital to support its 5-year capital budget, currently estimated at $7,200,000. Such land dispositions are subject to approval by the DPUC. Proceeds from the sale of land are recorded as revenue at the time of closing and portions of the gains are deferred and amortized over various time periods as stipulated by the DPUC.

On March 21, 2000, the Company executed a Purchase and Sale Agreement with Toll Brothers, Inc. ("Toll Bros.") for the sale by the Company and purchase by Toll Bros. of 322 acres of unimproved property in the Town of Seymour, Connecticut. The property consists of two parcels of 245 acres and 77 acres. The purchase price of the parcels is $3,294,000 and $1,026,000, respectively. An application for approval was filed with the DPUC on July 14, 2000 and final approval for the sale was given on November 8, 2000 for a sale price of no less than $4,270,000 for both parcels.

On February 13, 2001, the Connecticut Department of Environmental Protection ("DEP) notified the Company and the DPUC of the DEP's intent to acquire the 322 acres in accordance with Section 16-50d of the Connecticut General Statutes. The purchase price of the property will be $4,338,000, matching the purchase price of Toll Bros. The Company will ask the DPUC to reopen Docket 00-07-15 to review the DEP's request under Section 16-50d.

On September 13, 1999, the Company executed two purchase and sale agreements with The Trust for Public Land, Inc., ("TPL") for the sale by the Company and purchase by TPL of 570 and 42.5 acres of unimproved property in the City of Ansonia and the Towns of Seymour and Woodbridge, CT, subject to TPL's arranging for the availability of public financing for the purchases. The purchase price of the parcels is $6,050,000 and $200,000, respectively. The DPUC approved these transactions on March 1, 2000. On October 4, 2000, the Company sold the 42.5-acre parcel to the City of Ansonia for $200,000. The total gain on the sale amounted to $145,984, of which $13,092 was deferred and will be recognized over a 3-year period as approved by the DPUC.

On February 16, 2001, the DEP notified the Company that it would purchase the 570-acre parcel for $5,250,000. As part of the transaction, the City of Ansonia will contribute an additional $250,000 toward the purchase price. The Company will ask the DPUC to reopen Docket 99-11-05 to approve the new purchase price of $5,500,00. The closing of this transaction is expected to take place before June 30, 2000.

The Company maintains a common stock Dividend Reinvestment Plan (the "Plan") pursuant to which shareholders will be entitled to purchase up to 140,000 new shares of the Company's Common Stock by applying to the purchase price of the new shares cash dividends which otherwise would be issued by the Company with respect to its existing common stock. The Plan provides that the purchase price for the new shares will be their fair market value at the time of the purchase. Dividends reinvested during 1999 totaled $67,066 and in 2000, $59,889.

Independent Auditors' Report

To the Shareholders
Birmingham Utilities, Inc.
Ansonia, Connecticut

We have audited the accompanying balance sheets of Birmingham Utilities, Inc. as of December 31, 2000 and 1999, and the related statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Birmingham Utilities, Inc. as of December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with generally accepted accounting principles.

February 15, 2001
Bridgeport, Connecticut

Balance Sheets

                                                                                      December 31,
                                                                             -----------------------------
                                                                                 2000              1999
                                                                                 ----              ----
Assets
Utility plant                                                                $24,302,917       $22,265,530
Accumulated depreciation                                                     (6,985,983)       (6,543,747)
                                                                             -----------       -----------
                                                                              17,316,934        15,721,783
Current assets:
         Cash and cash equivalents                                                41,726            44,471
         Accounts receivable, net of allowance for doubtful
         accounts of $45,000 in 2000 and $50,000 1999.                           447,945           415,330
         Accrued utility and other revenue                                       445,141           429,127
         Materials and supplies                                                   84,082            87,042
         Prepayments                                                              26,723            55,154
                                                                             -----------       -----------
Total current assets                                                           1,045,617         1,031,124
Deferred charges                                                                 728,432           595,263
Unamortized debt expense                                                         141,125           154,234
Income taxes recoverable                                                         359,042           360,812
Other assets                                                                     366,924           418,055
                                                                               1,595,523         1,528,364
                                                                             -----------       -----------
                                                                             $19,958,074       $18,281,271
                                                                             ===========       ===========
Shareholders' Equity and Liabilities
Shareholders' equity:

         Common stock, no par value; authorized 2,000,000 shares;
         issued and outstanding (1999, 1,623,071 shares;
         1999, 1,583,025 shares)                                              $2,841,759      $  2,634,762
Retained earnings                                                              5,435,602         5,511,802
                                                                             -----------       -----------
                                                                               8,277,361         8,146,564
Long term debt                                                                 4,230,000         4,324,000
Current liabilities:
         Current portion of long term debt                                        94,000            94,000

         Note payable                                                          2,236,714           360,000
         Accounts payable and accrued liabilities                                628,411           691,142
                                                                             -----------       -----------
         Total current liabilities                                             2,959,125         1,145,142
Customers' advances for construction                                           1,192,057         1,182,216
Contributions in aid of construction                                           1,195,934         1,188,934
Regulatory liability - income taxes refundable                                   157,210           164,772
Deferred income taxes                                                          1,729,248         1,630,976
Deferred income on dispositions of land                                          217,139           498,667
Commitments and contingent liabilities (Note 13)                                      --                --
                                                                               4,491,588         4,665,565
                                                                             -----------       -----------
                                                                             $19,958,074       $18,281,271
                                                                             ===========       ===========

See notes to financial statements

Statements of Income and Retained Earnings

                                                                                  Years Ended December 31,
                                                                      ---------------------------------------------
                                                                          2000             1999             1998
                                                                          ----             ----             ----
Operating revenues:
         Residential and commercial                                   $3,355,517       $3,477,897        $3,319,318
         Industrial                                                      166,074          174,395           148,367
         Fire protection                                                 680,245          670,786           657,005
         Public authorities                                               88,238          103,343            95,135
         Other                                                           206,378          197,396           175,086
                                                                      ----------       ----------        ----------
                                                                       4,496,452        4,623,817         4,394,911
Operating deductions:
         Operating expenses                                            2,434,651        2,449,348         2,363,523
         Maintenance expenses                                            216,121          183,256           162,126
         Depreciation                                                    509,814          501,313           488,386
         Taxes, other than income taxes                                  348,324          320,442           274,863
         Taxes on income                                                 161,341          278,126           210,934
                                                                       3,670,251        3,732,485         3,499,832
                                                                      ----------       ----------        ----------
                                                                         826,201          891,332           895,079
Amortization of deferred income on dispositions
         of land (net of income taxes of $108,490 in 2000,
         $192,720 in 1999 and $108,175 in 1998)                          184,548          342,960           153,225


Operating income                                                       1,010,749        1,234,292         1,048,304
Other income, net                                                        115,237          133,789           121,571
                                                                      ----------       ----------        ----------
Income before interest expense                                         1,125,986        1,368,081         1,169,875
Interest expense                                                         533,178          448,184           613,322
Income from dispositions of land (net of income
         taxes of $(16,628) in 2000
         and $1,648,762 in 1998)                                         132,892               --         3,354,240
                                                                      ----------       ----------        ----------
Net income                                                               725,700          919,897         3,910,793
                                                                      ==========       ==========        ==========
Retained earnings, beginning of year                                   5,511,802        5,219,875         1,831,377
Dividends                                                                801,900          627,970           522,295
Retained earnings, end of year                                        $5,435,602       $5,511,802        $5,219,875
                                                                      ==========       ==========        ==========
Earnings per share, basic                                             $      .45       $      .59        $     2.55
                                                                      ==========       ==========        ==========
Earnings per share, diluted                                           $      .44       $      .56        $     2.48
                                                                      ==========       ==========        ==========
Dividends per share                                                   $      .50       $      .40        $      .34
                                                                      ==========       ==========        ==========

See notes to financial statements

Statements of Cash Flows

                                                                                   Years Ended December 31,
                                                                        -------------------------------------------
                                                                    2000               1999               1998
                                                                    ----               ----               ----
Cash flows from operating activities:
         Net income                                            $   725,700        $   919,897        $ 3,910,793
                                                               -----------        -----------        -----------
         Adjustments to reconcile net income to net cash
         provided by (used in) operating activities:
              Income from land dispositions                        132,892               --           (3,354,240)
              Depreciation and amortization                        580,657            571,330            551,498
              Amortization of deferred income                     (184,548)          (342,960)          (153,225)
              Deferred income taxes                                    642             92,416         (2,033,909)
              Allowance for funds used during construction         (75,015)           (27,435)           (46,639)
         Change in assets and liabilities:
              Decrease in accounts receivable and
              accrued revenues                                     (48,629)            10,156            125,341
              (Increase) in materials and supplies                   2,959            (24,996)            (5,070)
              (Increase) decrease in prepayments                    28,170            (12,511)           (27,575)
              Increase (decrease) in accounts payable
              and accrued liabilities                               94,008         (1,591,878)          2,001,61
                                                               -----------        -----------        -----------
Net cash provided by (used in) operating activities                919,052           (405,981)           968,586
Cash flows from investing activities
         Capital expenditures                                   (2,027,386)        (1,760,245)        (1,820,297)
         Sales of utility plant                                       --               25,000
         Proceeds from land disposition                            200,000               --            6,916,000
         Increase in deferred charges and other assets            (238,829)          (261,295)          (523,941)
         Customer advances                                          35,420             70,190               223,
                                                               -----------        -----------        -----------
Net cash provided by (used in) investing activities             (2,030,795)        (1,951,350)         4,819,812
Cash flows from financing activities:
         Borrowings under line of credit                         1,876,714            360,000               --
         Repayments of note payable and long term debt             (94,000)           (94,000)        (1,319,000)
         Repayments of line of credit                                 --           (1,355,000)
         Debt issuance cost                                         (3,965)              --              (10,590)
         Dividends paid, net                                      (742,000)          (560,904)          (469,801)
                                                               -----------        -----------        -----------
Net cash provided by (used in) financing activities             (1,036,749           (294,904)        (3,154,391)
                                                               ===========        ===========        ===========
Net increase (decrease) in cash                                     (2,994)        (2,652,235)         2,634,007
                                                               ===========        ===========        ===========
Cash and cash equivalents, beginning of year                        44,471          2,696,706             62,699
                                                               ===========        ===========        ===========
Cash and cash equivalents, end of year                         $    41,477        $    44,471        $ 2,696,706
                                                               ===========        ===========        ===========
See notes to financial statements

Notes to Financial Statements
Note 1
Accounting Policies

Description of business
-----------------------

Birmingham Utilities, Inc.'s (the "Company") predominant business activity is to provide water service to customers in various cities and towns in Connecticut. The Company's accounting policies conform to generally accepted accounting principles, and the Uniform System of Accounts and ratemaking practices prescribed by the Connecticut Department of Public Utility Control ("DPUC").

Estimates and assumptions
-------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could vary from those estimates.

Utility plant
-------------

The costs of additions to utility plant and the costs of renewals and betterments are capitalized. The cost of repairs and maintenance is charged to income. Upon retirement of depreciable utility plant in service, accumulated depreciation is charged with the book cost of the property retired and the cost of removal, and is credited with the salvage value and any other amounts recovered.

Depreciation
------------

For financial statement purposes, the Company provides for depreciation using the straight-line method. The rates used are intended to distribute the cost of depreciable properties over their estimated service lives. For income tax purposes, the Company provides for depreciation utilizing straight-line and accelerated methods.

Cash and cash equivalents
-------------------------

Cash and cash equivalents consist of cash in banks and overnight investment accounts in banks.

From time to time, the Company has on deposit at financial institutions cash balances which exceed federal deposit insurance limitations. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Allowance for funds used during construction
--------------------------------------------

An allowance for funds used during construction ("AFUDC") is made by applying the last allowed rate of return on rate base granted by the DPUC to construction projects exceeding $10,000 and requiring more than one month to complete. AFUDC represents the net cost, for the period of construction, of borrowed funds used for construction purposes and a reasonable rate on other funds used. AFUDC represents a noncash credit to income. Utility plant under construction is not recognized as part of the Company's rate base for ratemaking purposes until facilities are placed into service. Accordingly, the Company capitalizes AFUDC as a portion of the construction cost of utility plant until it is completed. Capitalized AFUDC is recovered through water service rates over the service lives of the facilities.

Revenue recognition
-------------------

The Company follows the practice of recognizing revenue when bills are rendered to customers. In addition, the Company accrues revenue for the estimated amount of water sold but not billed as of the balance sheet date.

Advances for construction/contributions in aid of construction
--------------------------------------------------------------

The Company receives cash advances from developers and customers to finance construction of new water main extensions. These advances are partially refunded over a 10-year contract period to developers, as revenues are earned on the new water mains. Any unrefunded balances are reclassified to "Contributions in aid of Construction" and are no longer refundable.

Fair value of financial instruments
-----------------------------------

The carrying amount of cash and cash equivalents, trade accounts receivable, and trade accounts payable approximates their fair values due to their short-term nature. The carrying amount of note payable and long-term debt approximate fair value based on market conditions for debt of similar terms and maturities.

Income taxes
------------

Except for accelerated depreciation since 1981 (federal only), the tax effect of contributions in aid of construction for the period January 1, 1987 through June 12, 1996, and in 1998 and 2000, the tax effect of bargain sale of land, for which deferred income taxes have been provided, the Company's policy is to reflect as income tax expense the amount of tax currently payable. This method, known as the flow-through method of accounting, is consistent with the ratemaking policies of the DPUC, and is based on the expectation that tax expense payments in future years will be allowed for ratemaking purposes.

The Company's deferred tax provision was determined under the liability method. Deferred tax assets and liabilities were recognized based on differences between the book and tax bases of assets and liabilities using presently enacted tax rates. The provision for income taxes is the sum of the amount of income tax paid or payable as determined by applying the provisions of enacted tax laws to the taxable income for that year and the net change during the year in the Company's deferred tax assets and liabilities.

In addition, the Company is required to record an additional deferred liability for temporary differences not previously recognized. This additional deferred tax liability totaled $277,200 at December 31, 2000 and $196,040 at December 31, 1999. Management believes that these deferred taxes will be recovered through the ratemaking process. Accordingly, the Company has recorded an offsetting regulatory asset and regulatory liability.

Employee benefits
-----------------

The Company has a noncontributory defined benefit plan which covers substantially all employees. The benefits are primarily based on years of service and the employee's compensation. Pension expense includes the amortization of a net transition obligation over a twenty-three year period. The Company's funding policy is to make annual contributions in an amount that approximates what was allowed for ratemaking purposes consistent with ERISA funding requirements. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

The Company has a 401(k) Plan. Employees are allowed to contribute a percentage of salary, based on certain parameters. The Company matched 50% of employee contributions up to 6% of total compensation through December 31, 2000. As of January 1, 2001 the Company will match 100% of employee contributions also up to 6% of total compensation.

In addition, the Company provides certain health care and life insurance benefits for retired employees and their spouses. Generally, the plan provides for Medicare wrap-around coverage plus life insurance based on a percentage of each participant's final salary. Substantially all of the Company's employees may become eligible for these benefits if they reach retirement age while working for the Company. The Company's obligation for postretirement benefits expected to be provided to or for an employee must be fully accrued by the date that the employee attains full eligibility for benefits. The Company has elected to recognize the unfunded accumulated postretirement benefit obligation over 20 years. The Company's funding policy is to contribute amounts annually to a benefit trust and pay directly all current retiree premiums.

Compensated absences
--------------------

Company policy and practice does not provide for any accumulated but unused vacation, sick time or any other compensated absences to be carried over beyond the year end.

Deferred charges
----------------

Deferred charges consist primarily of costs incurred to prepare the Company's surplus land for future disposition. Deferred charges are allocated to dispositions of land based on specific identification, if applicable, and on the percentage of acres disposed to total surplus acres.

Land dispositions
-----------------

The Company is actively seeking to dispose of surplus land not required for utility operations. The net gain of each disposition, after deducting costs, expenses and taxes is allocated between the shareholders and ratepayers by a method approved by the DPUC based on legislation passed by the Connecticut General Assembly. The portion of income applicable to shareholders is recognized in the year of disposition. Income attributable to ratepayers is deferred and amortized in a manner that reflects reduced water revenue resulting from the sharing formula as determined by the DPUC.

Unamortized debt expense
------------------------

Costs related to the issuance of debt are capitalized and amortized over the term of the related indebtedness. The Company has received permission from the DPUC to amortize the costs associated with debt previously outstanding over the term of the new indebtedness.

Note 2
Utility Plant


                                                        December 31,
                                               -----------------------------
                                                   2000              1999
                                               -----------       -----------
Pumping, treatment and distribution            $19,023,881       $16,973,769
Source of Supply                                 3,335,435         3,278,420
General Plant                                    1,545,822         1,418,922
Organization                                        30,219            30,219
                                               -----------       -----------
                                                23,935,357        21,701,330
Construction in process                            367,559           564,200
                                               -----------       -----------
                                               $24,302,916       $22,265,530
                                               ===========       ===========


Note 3
Note Payable

Note Payable consists of a $5,000,000 two-year, unsecured line of credit. During the revolving period, the Company can choose between variable rate options of 30, 60, 90 or 180-day LIBOR plus 1.00%, or Prime plus 0%. The Company is required to pay only interest during the revolving period. The principal is payable in full at maturity. The two-year, unsecured line of credit requires the maintenance of certain financial ratios and shareholders equity of $7,500,000.

Borrowings of $2,236,714 and $360,000 were outstanding on the line of credit at December 31, 2000 and December 31, 1999, respectively.

Note 4
Long Term Debt

                                                        December 31,
                                               -----------------------------
                                                  2000              1999
                                               -----------       -----------
First mortgage bonds, Series E. 9.64%,
         due September 1, 2011                 $ 4,342,000       $ 4,418,000


Pursuant to its Mortgage Bond Indenture, the Company has outstanding a series of first mortgage bonds in the amount of $4,324,000 due on September 1, 2011. The terms of the indenture provide, among other things, annual sinking fund requirements and limitations on (a) payment of cash dividends; and (b) incurrence of additional bonded indebtedness. Under the dividend limitation, approximately $4,481,000 was available to pay dividends at December 31, 2000 after the quarterly dividend payment made on that date. Interest is payable semi-annually on the first day of March and September. The indenture is secured by a lien on all of the Company's utility property other than excess land available for sale.

The Company is required to pay $94,000 each September 1 until the bonds are paid in full.

Note 5
Accounts Payable and Accrued Liabilities
                                                       December 31,
                                                --------------------------
                                                  2000              1999
                                                --------          --------
Accounts payable                                $152,606          $124,561
Accrued liabilities:
         Interest                                138,945           141,965
         Taxes                                    83,750           123,471
         Pension                                 284,131           278,610
         Other                                  (30,721)            22,535
                                                --------          --------
                                                $628,411          $691,142
                                                ========          ========

Note 6

Deferred Income on Dispositions of Land

Deferred income on the prior dispositions of land is amortized to operating income under a method that coordinates the sharing of the net gains from land sales between the Company's shareholders and ratepayers in accordance with a rate making formula approved by the DPUC. Amortization of deferred income and related taxes to be included in future years operating income for land sales completed as of the balance sheet date follow:

                                                  Deferred       Amortization To
                                 Deferred           Income        Be Included In
Year Ending December 31:           Income            Taxes      Operating Income
------------------------           ------            -----      ----------------
2001                             $102,948         $ 38,427               $64,521
2002                               55,421           21,021                34,400
2003                               30,332           12,568                17,764
2004                               19,359            8,017                11,342
2005                                8,463            3,500                 4,963
Thereafter                            586              237                   349
                                 --------         --------              --------
                                 $217,109         $ 83,770              $133,339
                                 ========         ========              ========

The amortization of deferred income on prior land sales does not include the effect of anticipated future land sales under the Company's ongoing land sales program.

Note 7

Taxes, Other Than Income Taxes

                                              December 31,
                              -------------------------------------------
                                2000             1999              1998
                              --------         --------          --------
Municipal                     $266,466         $241,254          $194,472
Payroll                         81,858           79,188            80,391
                              --------         --------          --------
                              $348,324         $320,442          $274,863
                              ========         ========          ========

Note 8

Income Taxes

The provisions for taxes on income for the years ended December 31, 2000, 1999 and 1998 consist of:

                                          2000           1999            1998
                                       ----------     ----------      ----------
Current:
         Federal                       $  160,700     $  180,800      $1,715,170
         State                                 --          4,899         529,545
Deferred:
         Federal:
         Accelerated depreciation          75,370         75,866          76,240
         Income on land dispositions       50,700        192,220       (268,490)
         Investment tax credit           (14,700)       (14,700)        (14,700)
         Other                           (30,875)            261           4,606
         State                             12,000         31,500        (74,500)
                                       ----------     ----------      ----------
                                       $  253,195     $  470,846      $1,967,871
                                       ==========     ==========      ==========


State deferred income taxes relate solely to timing differences in the recognition of income related to land dispositions.

A reconciliation of the income tax expense at the federal statutory tax rate of 34 percent to the effective rate follows:

                                                                          2000             1999              1998
                                                                          ----             ----              ----
Federal income tax at statutory rates                                 $  332,825       $  477,748        $1,998,791
Increase (decrease) resulting from:
         State income tax, net of federal benefit                          7,920           24,023           398,669
         Bargain sale portion of land dispositions                       (60,615)         (19,890)         (392,950)
         Rate case expense                                                 7,844            7,844             5,384
         SFAS 106 expense in excess of funding                            (3,804)         (11,634)              713
         Other, net                                                      (16,275)           7,455           (28,036)
         Investment tax credit                                           (14,700)         (14,700)          (14,700)
Total provision for income taxes                                         253,195          470,846         1,967,871
Taxes related to land dispositions                                        91,854         (192,720)       (1,756,937)
Operating provision for taxes                                          $  161,341      $  278,126        $  210,934

Deferred tax liabilities (assets) were comprised of the following:

                                                     2000              1999
                                                     ----              ----
Depreciation                                     $1,869,850        $1,783,507
Investment tax credits                              305,161           319,861
Other                                               173,636           183,128
Gross deferred tax liabilities                    2,348,647         2,286,496
Land Sales                                        (413,813)         (445,619)
Other                                             (205,588)         (209,901)
Gross deferred tax assets                         (619,401)         (655,520)
Total deferred income taxes                      $1,729,246        $1,630,976

Note 9

Related Party Transactions

The Company has paid legal and consulting fees to firms whose partners are directors and shareholders of the Company. During the years ended December 31, 2000, 1999 and 1998, fees paid amounted to $12,238, $13,702 and $26,038, respectively.

Note 10

Allowance for Doubtful Accounts

                                                         December 31,
                                              ---------------------------------
                                                2000         1999         1998
                                                ----         ----         ----
Allowance for doubtful accounts, beginning    $50,000      $50,000      $50,000
Provision                                     (2,221)       10,590        9,389
Recoveries                                      3,302        6,748       17,047
Charge-offs                                   (6,081)     (17,338)     (26,436)
Allowance for doubtful accounts, ending       $45,000      $50,000      $50,000

Note 11

Pension and Other Postretirement Benefits

Pension Plan

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (SFAS 132). The provisions of SFAS 132 revise the disclosure requirements related to pension and other postretirement benefit plans. SFAS 132 does not change the measurement or recognition of these plans.

The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans.

                                                           Pension Benefits            Other Postretirement Benefits
                                                      --------------------------         --------------------------
                                                        2000              1999             2000              1999
                                                        ----              ----             ----              ----
Change in Benefit Obligation:
     Benefit obligation, beginning of year            $913,786          $832,762         $446,252          $371,456
     Service cost                                       45,383            43,242           24,919            21,202
Interest cost                                           62,115            58,010           28,786            28,697
Actuarial loss/(gain)                                 (10,569)            12,122         (23,466)            52,093
     Benefits paid                                    (30,923)          (32,350)         (23,119)          (27,196)
     Benefit obligation, end of year                   979,792           913,786          453,372           446,252
Change in Plan Assets:
     Fair value, beginning of year                     806,406           682,009          368,543           274,716
     Actual return on plan assets                     (12,599)           114,136          (2,041)            43,827
     Employer contribution                              30,000            42,611           25,000            50,000
     Benefits paid                                    (30,923)          (32,350)                0                --

     Fair value, end of year                           792,884           806,406          391,502           368,543
Funded Status                                        (186,908)         (107,380)         (61,870)          (77,709)
Unrecognized net actuarial gain/(loss)                 126,262            58,957        (192,746)         (215,730)
Unrecognized transition obligation                      64,589            70,461          304,536           329,914
Unrecognized prior service cost                       (35,166)          (37,421)               --                --
Prepaid (accrued) benefit cost                       $(31,223)        $ (15,383)          $49,920         $  36,475
Weighted-average Assumptions as of December 31:
     Discount rate                                          7%                7%               7%                7%
     Expected return on plan assets                         8%                8%               8%                8%
     Rate of compensation increase                          5%                5%               --                --

For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease gradually to 6% for 2006 and remain at that level thereafter.

Net periodic pension and other postretirement benefit costs include the following components:

                                         2000            1999           1998             2000        1999      1998
                                         ----            ----           ----             ----        ----      ----
Components of Net Periodic
Benefit Cost:
     Service Cost                       $45,383        $43,242        $44,549          $24,919     $21,202    $14,186
     Interest Cost                       62,115         58,010         52,384           28,786      28,697     24,249
     Expected return on plan assets     (65,276)       (55,708)       (52,110)         (29,567)    (24,019)   (21,730)
     Amortization of unrecognized
        transition obligation             5,872          5,872          5,872           25,378      25,378     25,378
     Amortization of unrecognized
        prior service cost               (2,254)        (2,254)        (2,254)              --          --         --
     Recognized net actuarial gain           --          1,901             --          (14,842)    (10,376)   (15,394)
     Net periodic benefit cost          $45,840        $51,063        $48,441          $34,674     $40,882    $26,689

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                                            1-Percentage      1-Percentage
                                                                          Point Increase    Point Decrease
                                                                          --------------    --------------
Effect on total of service and interest cost components                        $ 8,819         $ (7,998)
Effect on postretirement benefit obligation                                    $67,240         $(61,422)

The Company has established tax effective funding vehicles for such retirement benefits in the form of a qualified Voluntary Employee Beneficiary Association
(VEBA) trust. The Company funded the VEBA trust with tax deductible contributions of $25,000, $50,000 and $0 in 2000, 1999 and 1998, respectively.

The employment contract of the Company's former President required accounting for benefits payable in accordance with SFAS 106. The accumulated present value of future benefits was recognized during his term of service to the Company, which ended on October 1, 1998. The liability recorded at December 31, 2000 and 1999 was $232,900 and $243,200, respectively. At December 31, 2000, an amount of $169,300 has been included in other assets relating to a regulatory asset for costs which were included in the Company's rate case.

Employer matching contributions to the 401(K) Plan were $25,236, $23,634 and $23,568 in 2000, 1999 and 1998, respectively.

Note 12

Earnings per share Supplemental Information

The following table summarizes the number of common shares used in the calculation of earnings per share:

                                                                          2000             1999              1998
                                                                          ----             ----              ----
Weighted average shares outstanding
         for earnings per share, basic                                 1,623,071        1,567,725         1,532,922
Incremental shares from assumed
         conversion of stock options                                      23,174           73,990            46,000
Weighted average shares outstanding
         for earnings per share, diluted                               1,646,245        1,641,715         1,578,922

Note 13

Commitments and Contingent Liabilities

Management agreement
--------------------

The Company maintains an agreement with the City of Derby (the "City"), pursuant to which agreement, the Company manages the water system owned by the City. The Company is responsible for costs of maintenance and improvements. Amounts collected from customers, net of expenses, are retained by the Company.

Capital budget
--------------

Management has budgeted $1,820,000 for capital expenditures in 2001, $600,000 of which is expected to be necessary to meet its service obligations for the coming year.

Purchase commitment
-------------------

The Company has an agreement with South Central Connecticut Regional Water Authority to purchase water. This agreement provides for a minimum purchase of 600 million gallons of water annually. Charges to expense were $709,305, $705,934 and $705,162 for the years 2000, 1999 and 1998, respectively. The purchase price is based on South Central Connecticut Regional Water Authority's wholesale rate. At December 31, 2000, this rate was $1,160 per million gallons. This agreement expires December 31, 2015 but provides for two ten-year extensio0ns at the Company's option.

Note 14

Rate Matters
------------

On January 21, 1998, the DPUC granted the Company a 4.1 percent water service rate increase designed to provide a $177,260 annual increase in revenues and a 12.16% return on common equity.

Note 15

Equity

Stock Split
-----------

On January 11, 1999, the Company filed with the DPUC an Application for Approval to Issue approximately 780,000 additional shares of common stock in conjunction with a 2-for-1 stock split. The stock split was approved by the Board of Directors in December, 1998, and by the DPUC on February 26, 1999. The stock split was effected in the form of a 100 percent stock distribution on the Company's common stock, payable on March 22, 1999 to all shareholders of record on March 18, 1999. All share and per share values in the financial statements have been adjusted for all periods to reflect the common stock split.

Common Stock

                                                         Number
                                                      of Shares          Amount
                                                      ---------          ------
Balance, January 1, 1999                              1,550,316      $2,427,752
Stock issued through Dividend Reinvestment Plan           3,721          67,066
Stock issued through Key Employee and
         Non-Employee Stock Option Plans                 28,988         152,174
Amortization of stock plan costs                             --        (12,230)
Balance, December 31, 1999                            1,583,025       2,634,762
Stock issued through Dividend Reinvestment Plan           4,521          59,889
Stock issued through Key Employee and
         Non-Employee Stock Option Plans                 35,525         152,293
Amortization of stock plan costs                                        (5,185)
Balance, December 31, 2000                            1,623,071       2,841,759


Stock Option Plans
------------------

The Company has three stock option plans, a non-employee director stock option plan and two key employee incentive stock option plans. 80,000, 70,000 and 60,000 shares, respectively were authorized under the three plans which provide for options to purchase common stock of the Company at the fair market value at the date of the grant. The options vest over various periods and must be exercised within 10 years from date of grant. The first Key Employee Plan was adopted in 1994 and subsequently approved by the Company's shareholders and the DPUC in 1995. The second Key Employee Plan was adopted in 1998 and subsequently approved by the Company's shareholders and the DPUC in 1999. The following table summarizes the transactions of the Company's stock option plans for the three years ended December 31, 2000:

                                                      Granted                        Exercisable
                                            ------------------------------     ------------------------------
                                                              Weighted                           Weighted
                                              Number           Average          Number            Average
                                            of Shares       Exercise Price     of Shares       Exercise Price
                                            ---------       --------------     ---------       --------------
Outstanding at December 31, 1997             124,500           $  5.22          114,500             $5.22
     Granted                                  25,000           $  8.77
     Exercised                              (21,000)           $  5.25
Outstanding at December 31, 1998             128,500           $  5.93          101,000             $5.19
     Granted                                   5,000           $ 21.00
     Exercised                              (28,988)           $  5.25
Outstanding at December 31, 1999             104,512           $  6.81           84,912             $5.59
     Granted                                   2,500           $ 15.50
     Exercised                              (38,854)           $  5.21
Outstanding at December 31, 2000              68,158           $  8.04           58,958             $6.98

The Company applies Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123) to account for its stock option plans. As permitted by SFAS 123, the Company has chosen to continue to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and, accordingly, no compensation cost has been recognized for stock options in the financial statements. The pro-forma effect of these options on net income and earnings per share, utilizing the Black-Scholes option-pricing model, consistent with the method stipulated by SFAS 123, was not material to the Company's results of operations.

Dividend reinvestment plan
--------------------------

The Company has a dividend reinvestment plan, which provides for the issuance and sale of up to 140,000 shares of the Company's authorized but unissued common stock to its shareholders who elect to reinvest cash dividends on the Company's existing shares. Shares under the plan will be purchased at their fair market value price on the date of the dividends to be invested in the new shares.

Note 16

Supplemental Disclosure of Cash Flow Information and Noncash Financing Activities Cash paid for interest for the years ended 2000, 1999, and 1998 was $519,125, $434,956 and $616,341, respectively.

Cash paid for income taxes for the years ended 2000, 1999 and 1998 was $278,195, $1,859,000, and $428,600, respectively.

The Company receives contributions of plant from developers. These contributions are reported in utility plant and in customers' advances for construction. The contributions are deducted from construction expenditures to determine cash expenditures by the Company.

                                                            December 31,
                                              ----------------------------------------
                                                  2000           1999           1998
                                                  ----           ----           ----
Gross plant additions                         $2,027,386     $1,760,245     $1,820,297
Customers' advances for construction            (35,420)       (70,190)      (223,050)
                                              $1,991,966     $1,690,055     $1,597,247

NOTE 17

Quarterly Financial Data
(Unaudited)

                                         Income before
                                         Income Taxes         Land            Net          per      Share
                              Revenues   & Land Sales        Sales          Income        basic    Diluted
                              --------   ------------        -----          ------        -----    -------
2000  First Quarter         $1,063,515        $99,655            -         $85,453       $.05       $.05
          Second Quarter     1,191,390        253,135            -         198,174       $.12       $.12
          Third Quarter      1,154,036        214,685            -         165,619       $.10       $.10
          Fourth Quarter     1,087,511        186,674      132,892         276,454       $.18       $.17
                             ---------       --------     --------       ---------
           Total            $4,496,452        754,149      132,892         725,700

1999  First Quarter         $1,076,641       $249,640            -        $201,905       $.13       $.12
           Second Quarter    1,164,439        268,338            -         213,346       $.14       $.13
       Third Quarter         1,294,636        385,178            -         263,448       $.17       $.16
       Fourth Quarter        1,088,374        294,867            -         241,198       $.15       $.15
                             ---------      ---------     --------       ---------
       Total                 4,623,817      1,198,023            -         919,897

On written request, the Company will furnish to any shareholder a copy of its most recent annual report to the Securities and Exchange Commission on Form 10K, without charge, including the financial statements and schedules thereto. Such requests should be addressed to Anne A. Hobson, Secretary, Birmingham Utilities, Inc. P.O. Box 426, Ansonia, CT 06401-0426.

Birmingham Contributors

BOARD OF DIRECTORS

Betsy Henley-Cohn (2)*
Chairwoman of the Board of Directors
of the Company;
Chairman and Treasurer,
Joseph Cohn & Sons, Inc.;
Director, United Illuminating Corp.;
Director, Aristotle Corp.;
Director Citizens Bank of Connecticut (1997-1999);
* Ex-Officio on all other committees

John S. Tomac (2)
President and Treasurer of the Company

Aldore J. Rivers (2,4)
Retired; President of the Company from
1985 to October 1998

Michael J. Adanti (4)
President, Southern Connecticut State University

Mary Jane Burt (1,4)
Principal, The Laurer Group
Previously, President Burt Medical Lab 1984-1988
Director, INSITE ONE

James E. Cohen (2,3)
Lawyer in Practice in Derby

Alvaro da Silva (1)
President, DSA Corp.;
President, B.I.D., Inc. (land development & home building company);
Managing Partner, Connecticut Commercial Investors, LLC., (a commercial real estate and investment partnership);
Chairman of Shelton Inland Wetlands Commission;

Board of Governors Unquowa School;
Director of Great Country Bank
(1991-1995)

Themis Klarides (2,4)
Associate Attorney, Law Offices of Shawn K. Splan, Shelton
State Representative, 114th District, Connecticut General Assembly
Elected to fulfill the un-expired term of former Board member David Silverstone, vacated in December 2000. (2,4)

B. Lance Sauerteig (2,4)
Lawyer in Practice in Westport;
Principal in BLS Strategic Capital, Inc. (financial and investment advisory company); Previously, President, First Spring Corporation (1986-1994) (private family investment management company); Director, OFFITBANK (a New York based private investment management bank)

Kenneth E. Schaible (1,3)
Bank Consultant and Real Estate Developer;
Previously, Senior Vice President, Webster Bank (1995-1996);
President, Shelton Savings Bank and Shelton Bancorp., Inc. (1972-1995)


Charles T. Seccombe
Director Emeritus

Officers
Betsy Henley-Cohn
Chairwoman and CEO
John S. Tomac
President and Treasurer
John J. Keefe, Jr.
Vice President, Operations
Anne A. Hobson
Secretary
Diane G. DeBiase
Assistant Treasurer

Auditors
Dworken, Hillman, LaMorte
& Sterczala, P.C.
Bridgeport, Connecticut
General Counsel
Wiggin & Dana
New Haven, Connecticut

Registrar and
Transfer Agent
American Stock Transfer
& Trust Company
40 Wall Street, 46th Floor
New York, New York  10005
Stock Market Listing
AMEX - Under the
symbol BIW

Committees

(1) Audit Committee meets regularly with the management and independent accountants to review and discuss the scope and results of the annual audit of the Company's financial statements.

(2) Executive Committee reviews strategic planning alternatives, recommends to and advises the Board of Directors on financial policy, issuance of securities and other high priority issues.

(3) Committee on Directors makes recommendations to the Board of Directors for Board replacements when they become available and for compensation levels for the Board of Directors. Personnel and Pension Committee makes recommendations to the Board of Directors regarding officers' compensation including the promotion and hiring of officers; reviews Company fringe benefit plans other than retirement plans; reviews the Pension Trust Fund of the Birmingham Utilities, Inc. Defined Benefit Plan and the Retired Employee Welfare Benefit Trust for retiree medical benefits; reviews and determines actuarial policies, investment guidelines and selects the investment manager.